CAMDOG INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDING
DECEMBER 31, 2020, AND DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT
DATE ISSUED: 14 September 2021

CAMDOG INC.

Reviewed Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of CAMDOG INC.,

251 Little Falls Drive,

Wilmington, DE 19808

I have reviewed the accompanying financial statements of CAMDOG INC., which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Cash Flows and Changes in Members' Equity for the years then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.


US CPA Colorado
0033681
09/14/2021

CAMDOG INC.

BALANCE SHEET

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	22,712	9,062
Total current assets		**22,712**	**9,062**
Non-current assets:			
Fixed Assets:		-	-
Total Fixed Assets		-	-
Intangible assets:			
Software		96,488	56,488
Less accumulated amortization		-	-
Total intangible assets		**96,488**	**56,488**
Total non-current assets		96,488	56,488
Total Assets	$	**119,200**	**65,550**
Liabilities & Members' Equity			
Current liabilities:			
Total current liabilities		-	-
Non-current Liabilities:			
Total non-current liabilities		-	-
		-	-
Total Liabilities:		-	-

The accompanying notes are an integral part of these financial statements.

CAMDOG INC.

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2020	As of December 31, 2019
Equity:		
Common Stock (10,000,000 shares authorized; 8,333,333 shares issued and outstanding; 2,500,000 vested shares, 5,833,333 unvested shares; $0.00001 par value)	83	80
Unearned (deferred) Compensation	(58)	(80)
Additional Paid-in Capital	130,000	70,000
Retained Earnings	(4,450)	-
Net income (loss)	(6,375)	(4,450)
Total Equity:	**119,200**	**65,550**
Total Liabilities & Equity	**119,200**	**65,550**

The accompanying notes are an integral part of these financial statements.

CAMDOG INC.

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Sales Revenue	$	400	-
Net Sales Revenue		**400**	-
Cost of goods sold:		-	-
Gross Profit		**400**	-
Expenses:			
IT software & consumables		1,100	1,150
Advertising & Marketing		3,500	-
Legal & Professional fees		1,000	3,300
Travel & Transportation		700	-
Miscellaneous expenses		450	-
Stock based compensation		25	-
Total Expenses		**6,775**	**4,450**
Net Income (loss)		**(6,375)**	**(4,450)**

The accompanying notes are an integral part of these financial statements.

CAMDOG INC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common Stock (shares)	Common Stock (Amount)	Unearned (deferred) Compensation	Retained Earnings (accumulated deficit)	Additional Paid-in Capital	**Total**
Beginning Balance, December 31, 2018	-	-	-	-	-	**-**
Issuance of Common Stock	8,000,000	80	(80)	-	-	**-**
Additional Paid-in Capital	-	-	-	-	70,000	**70,000**
Net income (loss)	-	-	-	(4,450)	-	**(4,450)**
Ending Balance, December 31, 2019	**8,000,000**	**80**	**(80)**	**(4,450)**	**70,000**	**65,550**
Issuance of Common Stock	333,333	3	22	-	-	**25**
Additional Paid-in Capital	-	-	-	-	60,000	**60,000**
Net income (loss)	-	-	-	(6,375)	-	(6,375)
Ending Balance, December 31, 2020	**8,333,333**	**83**	**(58)**	**(10,825)**	**130,000**	**119,200**

CAMDOG INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net loss	$	(6,375)	(4,450)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Stock based compensation expense		25	-
Changes in:			
Payables		-	-
Receivables		-	-
Net cash provided (used) by operating activities		**(6,350)**	**(4,450)**
Cash flow From Investing Activities:			
Software		(40,000)	(56,488)
Net cash provided (used) by investing activities		**(40,000)**	**(56,488)**
Cash flow from Financing Activities			
Additional Paid-in Capital		60,000	70,000
Net cash provided (used) by financing activities		**60,000**	**70,000**
Increase (decrease) in Cash		13,650	9,062
Cash, beginning of year		9,062	-
Cash, end of year	$	**22,712**	**9,062**

The accompanying notes are an integral part of these financial statements.

CAMDOG INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

CAMDOG INC. (the Company), is a Delaware Corporation formed on July 24, 2019. The Company was originally incorporated as ROBOGUARD INC. and offers AI cloud-based video surveillance solutions for small and mid-size businesses.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates in a pre-revenue stage, experiencing net losses in 2019 and 2020.

The following describes Management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. To address this concern, the company plans to raise additional funds through various means to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of Management's plans, as described above.

These conditions and events create uncertainty about the ability of the Company to continue as a going concern through August 2022 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Summary of significant accounting policies:

Fiscal year

The Company operates on a December 31st year-end.

CAMDOG INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Software

Intangible assets are stated at their historical cost and consist of Software developed by the Company. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market

prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2020, and December 31, 2019.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2020. Net operating losses are carried over to future years to reduce taxable income.

The Company is subject to franchise tax requirements in the State of Delaware.

CAMDOG INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common stock that the Company is authorized to issue is ten million (10,000,000) shares at a par value $0.00001 per share.

Common Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Common Stock issued and outstanding was 8,333,333 and 8,000,000, respectively.

The shares were issued under a restricted stock purchase agreement with the following vesting terms: 1/4th of the Vesting Shares is released from the Repurchase Option on the 12-month anniversary of the Vesting Commencement Date, and an additional 1/48th of the Vesting Shares are released from the Repurchase Option on the corresponding day of each month thereafter (and if there is no corresponding day, the last day of the month).

As of December 31, 2020, and December 21, 2019, the number of vested shares was 2,500,000 and nil respectively.

As of December 31, 2020, and December 21, 2019, the number of unvested shares was 5,833,333 and 8,000,000 respectively.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

CAMDOG INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Subsequent events

On March 30, 2021, the Company made a Federal trademark registration on March 30, 2021 for the design and development of home security systems; Engineering and system analysis in the field of home security systems; Providing technology information updates for home security systems via the global computer network; Providing a secure electronic online system featuring technology which allows counting people, vehicles, detecting motion and objects; Providing a website featuring technology enabling users to remotely view, monitor, program, operate and control large and small appliances, electrical systems and security systems in homes, offices and vehicles.

There are no additional events that have occurred such that adjustments to the amounts presented in the notes to the financial statements are warranted.